Exhibit 99.6

For more information, please contact:

Company Contact:	Investor Relations Contact:
Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +86 (10) 6561-6886 ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
Asia Pacific Wire & Cable Corporation Announces Second-Quarter and
First-Half 2011 Results
TAIPEI, Sept. 16, 2011 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC — News) (“APWC” or the “Company”), today announced unaudited consolidated results for the second quarter and first half ended June 30, 2011.
The Company reported strong financial results in the second quarter and the first half of 2011 in spite of a slight decrease in the copper price. The majority of the Company’s products and services are used in industrial, power and telecommunications infrastructure in the growing Asia-Pacific region.
Second-Quarter 2011 Financial Highlights
•	Revenues were $148.7 million, an increase of 40.3% from $106.0 million in the same period a year ago, and an increase of 22.1% from $121.8 million in the first quarter of 2011

•	Gross profit increased to $16.4 million, an increase of 15.1% from $14.2 million from the second quarter of 2010, and 26.1% from $13.0 million in the prior quarter

•	Gross profit margin was 11.0%, compared with 13.4% in the year-ago period, and 10.6% in the first quarter of 2011

•	Net income attributable to APWC shareholders was $2.4 million, compared with $3.7 million in the same period a year ago, and $2.8 million in the first quarter of 2011

•	Basic and diluted earnings per share were $0.17, compared with $0.27 in the second quarter of 2010, and $0.20 in the first quarter of 2011

Second-Quarter 2011 Results
Revenues were $148.7 million, a 40.3% increase over the second quarter of 2010 and a 22.1% increase over the first quarter of 2011. Gross profit was $16.4 million, an increase of 15.1% from $14.2 million in the year-ago quarter, and an increase of 26.1% from $13.0 million in the first quarter. The gross margin was 11.0%, compared with 13.4% in year-ago quarter, and 10.6% in the first quarter. Operating income was $6.8 million, versus $7.0 million in the year-ago quarter and $5.9 million in the first quarter, a slight decrease of 2.6% year over year and a sequential increase of 15.9%. Selling, general and administrative expenses were $9.9 million, an increase of 42.8% from the year-ago quarter and 39.5% increase from the first quarter. Pretax income was $6.2 million, versus $7.1 million in the year-ago quarter and $5.8 million in the first quarter. Income tax expense was $2.6 million, as compared to $2.6 million in the year-ago quarter and $2.0 million in the first quarter. The tax rate was 40.9%, as compared to 37.3% in the year-ago quarter and 33.8% in the first quarter. Net income attributable to APWC shareholders was $2.4 million versus $3.7 million in the year-ago quarter and $2.8 million in the first quarter. Net income per basic and diluted share was $0.17, versus $0.27 in the year-ago quarter and $0.20 in the first quarter.
First-Half 2011 Results
Revenues in the first half ended June 30, 2011 were $270.5 million, a 28.3% increase over the year-ago period. Gross profit was $29.3 million in the first half, up 14.4% from $25.6 million in the year-ago period, representing a gross margin of 10.8% versus 12.2%, respectively. Operating income in the first half was $12.7 million, versus $12.2 million in the year-ago period, an increase of 4.5%. SG&A expense was $17.0 million in the first half, an increase of 30.0% or $3.9 million from the same period last year at $13.1 million. Net income attributable to APWC shareholders was $5.1 million in the first half versus $7.4 million in the year-ago period. Net income per basic and diluted share was $0.37 in the first half, versus $0.54 in the year-ago period.
Financial Condition
As of June 30, 2011, APWC had $75.5 million in cash and cash equivalents and $1.0 million in unrestricted short-term bank deposits, totaling $76.5 million, compared to cash and equivalents of $63.2 million as of December 31, 2010. Total current assets were $370.2 million as of June 30, 2011, compared to $329.5 million at the end of 2010, and total current liabilities were $191.2 million as of June 30, 2011, compared to $158.8 million at the end of 2010. Working capital was $179.0 million as of June 30, 2011, versus $170.7 million at the end of 2010. Shareholders’ equity attributable to APWC was $159.5 million, compared to $153.2 million at the end of 2010. Net book value per share increased to $11.53 from $11.08 per share at the end of 2010.
Annual General Meeting
Separately, the Company has announced its annual general meeting of shareholders as follows:

Date:	Friday, October 7, 2011

Time:	9:00 p.m. (Taipei time) / 9:00 a.m. (Eastern Daylight Time / New York time)

Location:	132 Min-Sheng East Road, Section 3, Room B, 7th Fl., Taipei, 105 Taiwan, ROC

The Meeting is being held for the purposes below, and additional details as set forth in the Notice of Meeting and related proxy statement that were mailed to shareholders on or about September 7, 2011.
1.	To approve the total number of directorships and to reserve one casual vacancy, which vacancy may be filled by the Board of Directors of the Company in the future;

2.	To elect the directors of the Company;

3.	To approve the compensation of the directors of the Company;

4.	To approve the reappointment of Ernst & Young as the independent auditor of the Company for the 2011 fiscal year;

5.	To consider such other matters as may be appropriately brought before the Shareholders;

6.	To report on the Company’s performance in 2010 and certain unaudited financial results for the first six months of 2011; and

7.	To conduct a Question and Answer session with the Shareholders.
The record date for shareholders wishing to participate in the Meeting was August 29, 2011. All shareholders of record as of that date are entitled to one vote per share on all matters put to shareholders at the Meeting, all as more fully described in the Notice of Meeting and related proxy statement that are being provided to shareholders of record.
Shareholders not able to attend the Meeting in person will be invited to participate by conference telephone by dialing into the Meeting on one of the conference call-in numbers that is provided in the Notice of Meeting. After the meeting, shareholders will have access to an audio recording of the Meeting for up to one week by dialing one of the following numbers and providing the re-play passcode:
International Toll: 719-457-0820
US/Canada Toll free: 888-203-1112
SoundByte Replay Passcode: 6795400
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products (“Distributed Products”) manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company (“PEWC”). The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers. For more information on the Company, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.
Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes”, “expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

- financial tables follow -
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	Three-Month Period Ended			Six-Month Period
	June 30,		March 31,	Ended June 30,
	2010	2011	2011	2010	2011
Net sales
Manufactured products (sales to related parties amounted to $1,473 in 2010 and $2,514 in 2011)	$96,279	$132,089	$108,473	$186,027	$240,562
Distributed products	4,364	9,953	7,195	12,118	17,148
Sales, delivery and installation of wires and cables	5,364	6,689	6,134	12,730	12,823
	106,007	148,731	121,802	210,875	270,533

Cost of sales (purchases from related parties totaled $21,428 in 2010 and $29,416 in 2011)	(91,803)	(132,378)	(108,831)	(185,245)	(241,208)
Gross profit	14,204	16,353	12,971	25,630	29,325
Selling, general and administrative expenses	(6,925)	(9,889)	(7,087)	(13,058)	(16,976)
Allowance for doubtful debts	(275)	360	5	(400)	365
Income from operations	7,004	6,824	5,890	12,172	12,714
Exchange gain, net	276	(111)	153	1,141	42
Interest income	131	346	306	249	652
Interest expense	(641)	(990)	(805)	(1,200)	(1,795)
Loss on disposal of an investment	17	15		—	(68)
Share of net gain (loss) of equity investees				(25)	15
Other income, net	286	217	274	469	491
Income before income taxes	7,073	6,233	5,818	12,806	12,051
Income taxes expense	(2,637)	(2,551)	(1,967)	(1,588)	(4,518)
Net income	4,436	3,682	3,851	11,218	7,533
Less: Net income attributable to non-controlling interests	(727)	(1,330)	(1,065)	(3,780)	(2,395)
Net income attributable to APWC	3,709	2,352	2,786	7,438	5,138
Basic and diluted income per share	0.27	0.17	0.20	0.54	0.37
Basic and diluted weighted average common shares outstanding	13,830,769	13,830,769	13,830,769	13,830,769	13,830,769

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of US Dollars, except share data)

	December 31, 2010	June 30, 2011
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$63,217	$75,494
Unrestricted short-term bank deposits	—	972
Restricted short-term bank deposits	17,422	17,473
Accounts receivable, net of allowance for doubtful accounts of $6,886 at December 31, 2010 and $6,052 at June 30, 2011 (unaudited)	144,454	149,415
Amounts due from related parties	8,246	7,535
Inventories, net of allowance for inventories of $2,315 at December 31, 2010 and $1,574 at June 30, 2011 (unaudited)
Distributed products	639	1,498
Finished products	32,781	44,950
Consignment inventory	3,051	5,007
Products in process	19,108	23,090
Raw materials and supplies	30,401	32,964
	85,980	107,509
Deferred tax assets	3,320	2,980
Prepaid expenses	5,514	6,470
Other current assets	1,308	2,388
Total current assets	329,461	370,236
Property, plant and equipment:
Land	6,291	6,178
Land use rights	2,999	3,043
Buildings	50,199	50,474
Machinery and equipment	126,906	127,406
Motor vehicles	4,431	4,615
Office equipment	6,915	7,182
Construction in progress	212	636
	197,953	199,534
Accumulated depreciation and amortization	(154,052)	(154,757)
Property, plant and equipment, net	43,901	44,777
Available-for-sales investments	744	636
Investment in equity investees	3,242	3,257
Goodwill	8,801	8,801
Other assets	97	149
Deferred tax assets	677	684
	13,561	13,527
Total assets	$386,923	$428,540

	December 31, 2010	June 30, 2011
		(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans and overdrafts	$67,351	$95,983
Accounts payable	41,989	48,734
Accrued expenses	13,197	9,960
Amounts due to related parties	17,140	17,231
Short-term loans from the immediate holding	1,732	1,732
Income taxes liabilities	10,627	10,202
Other current liabilities	6,772	7,356
Total current liabilities	158,808	191,198
Long-term loan	—	5,000
Other liabilities	822	851
Deferred tax liabilities	1,581	1,582
Total liabilities	161,211	198,631
Commitments and contingencies
APWC Shareholders’ equity:
Common stock, $0.01 par value:
Authorized shares of 50,000,000 shares at December 31, 2010 and June 30, 2011
Issued and outstanding shares — 13,830,769 shares	138	138
Additional paid-in capital	111,541	111,541
Retained earnings	40,229	45,367
Accumulated other comprehensive income	1,286	2,426
Total APWC shareholders’ equity	153,194	159,472
Non-controlling interests	72,518	70,437
Total shareholders’ equity	225,712	229,909
Total liabilities and shareholders’ equity	$386,923	$428,540

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	Three-Month Period Ended June 30,
		(Unaudited)
	2010	2011
Net cash provided by (used in) operating activities	$(9,906)	$(13,142)
Net cash provided by (used in) investing activities	(8,753)	(4,785)
Net cash provided by (used in) financing activities	20,981	34,172

Effect of exchange rate changes on cash and cash equivalents	(636)	(3,968)

Net increase (decrease) in cash and cash equivalents	1,686	12,277
Cash and cash equivalents at beginning of period	341,534	63,217

Cash and cash equivalents at end of period	$43,220	$75,494
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